FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2008

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....☒..... Form 40-F...☐..

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2008	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

2

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY, CXY; NASDAQ: CRYP; LSE: CRP

ALL FINANCIAL FIGURES ARE IN US$

CRYPTOLOGIC ANNOUNCES Q3 RESULTS,

EXECUTES NEW STRATEGY FOR GROWTH

Company implements strategy to continue to win new casino customers, develop and distribute branded games, reduce costs by outsourcing poker, and grow profitability

November 13, 2008 (Dublin, IRELAND) – CryptoLogic Limited, a world leader in Internet gaming software, today reported its financial results for the three months ending September 30, 2008. The company posted revenue of $14.0 million and a net loss of $5.9 million, including a foreign exchange loss of $4.2 million. CryptoLogic also projected a favourable outlook for 2009 following significant new customer wins and yesterday’s announcement of a new strategic poker partnership with GTECH Corporation that will help reduce operating expenses and increase profitability.

By partnering with GTECH’s International Poker Network in 2009, CryptoLogic will give its licensees and players access to a larger network, while helping to reduce annual operating expenses by $12-15 million. This move is part of CryptoLogic’s strategy to achieve revenue growth and profitability by focusing exclusively on its very popular branded games and its Internet casino business. The shift will enable the company to build on its fast-growing list of major casino customers and its leadership in the branded gaming space.

“In a challenging year for our company and our industry, we recognize that we must do better — and that is why CryptoLogic is aggressively implementing its strategy to achieve profitability and growth in 2009,” said Brian Hadfield, CryptoLogic’s President and CEO. “CryptoLogic’s proven casino offering is attracting new customers more swiftly than ever before, and our branded games have earned the confidence of some of the world’s biggest gaming operators. And we have already begun reducing our operating costs — a trend that will continue as we implement our new poker partnership.”

As announced in September, the company also booked a significant foreign exchange loss in the quarter due to the rapid and unexpected appreciation of the U.S. dollar against the U.K. sterling and the euro. CryptoLogic has since moved substantially all of its cash and marketable securities into U.S. dollars to minimize the impact of further currency market volatility.

In light of the results, the company’s board of directors has declared a quarterly dividend of $0.03 per common share, a reduction from the previous level of $0.12. The continuing payment of a dividend, even in a challenging year, reflects the board’s confidence in CryptoLogic’s strategy to return to growth and profitability in 2009.

3RD FLOOR, MARINE HOUSE, CLANWILLIAM PLACE,

DUBLIN 2, IRELAND

OPERATIONAL HIGHLIGHTS:

New distribution channels

•

CryptoLogic has found attractive and lucrative opportunities licensing some of its leading games to large global Internet gaming operators such as 888.com and the company’s newest customer, PartyGaming. These agreements offer significant revenue potential for 2009 and beyond.

•	Based on the success of the initial launch of CryptoLogic’s games in early October, 888.com has ordered 10 more, bringing the total number of games to 13.

Internet casino: licensing & launches

•

In August, CryptoLogic announced a three-year contract with the Gaming Media Group Limited, owner of The Poker Channel®, Europe’s largest dedicated gaming television network. CryptoLogic will develop an Internet casino using its award-winning casino software. The site will be available to players around the world – in five languages – later this year.

•

CryptoLogic also announced a three-year casino licensing contract with Sky Betting & Gaming, part of BSkyB Group plc (BSkyB), the U.K.’s leading entertainment brand. A selection of CryptoLogic’s top non-downloadable casino games will be available on SkyVegas.com by early 2009.

•	Subsequent to quarter end, CryptoLogic launched a new site for Betjacks, one of the company’s new European clients. The site went live on November 4, 2008.
•

CryptoLogic announced an exclusive multi-year licensing contract with GigaMedia Limited, a major provider of online entertainment software and services. CryptoLogic will be the only external provider to offer casino software across the Everest Gaming platform – GigaMedia’s highly popular gaming technology offering.

Innovation and branded games

•	CryptoLogic launched a new game pack featuring Sub-Mariner, another famed Marvel Super Hero, and 4 Deck Multi Hand Video Blackjack, a patent-pending product developed exclusively by CryptoLogic.
•

Subsequent to the quarter end, CryptoLogic launched Bonus Pack 15, a new seven-game lineup featuring branded games based on Merian C. Cooper’s King Kong and the popular Casinomeister portal, new European Blackjack and upgraded European Roulette software, and other innovations.

•

On November 7, CryptoLogic announced an agreement with NextGen Gaming, the world’s leading independent developer of slot games, under which the two companies will collaborate on both the development and the distribution of branded games.

New markets

•	In August, CryptoLogic’s investment in Mahjong Time showed its significant potential when the company signed a licensing agreement to gain access to 50 per cent of the Internet cafes in China.
•

In early October, CryptoLogic announced an exclusive licensing agreement with Kurastica, an operator doing business in Russia and the Commonwealth of Independent States (CIS). The multi-year deal means Kurastica will begin offering CryptoLogic’s award-winning Internet casino software through various channels in early 2009.

FINANCIAL PERFORMANCE

Total revenue: CryptoLogic’s revenue for Q3 2008 was $14.0 million, a decrease of 16.4% from the second quarter and 19.7% when compared with the same period of 2007. The company’s Internet casino revenue was slightly over $10.1 million, compared with $10.8 million in the second quarter. Poker revenue was $3.2 million, down from $3.6 million in Q2. The company attributes these decreases to a combination of reduced Internet gaming in the summer months and reduced marketing activity by one of its major licensees.

Revenue for the nine months ended September 30, 2008 was $50.2 million, a decrease of 5.9% when compared with the same period of 2007 (September 30, 2007: $53.3 million). However, after adjusting for certain non-recurring benefits recorded in the first nine months of both 2008 and 2007, revenue was essentially flat when compared to the same period of last year.

Expenses: Operating expenses for the quarter ended September 30, 2008 were $16.5 million, or 117.5% of revenue (Q3 2007: $11.8 million or 67.3% of revenue). For the nine months ended September 30, 2008, operating expenses were $44.1 million or 87.9% of revenue (September 30, 2007: $36.7 million or 68.9% of revenue). Operating expenses increased primarily due to a $4.2 million loss on foreign exchange recorded during the quarter as the U.S. dollar appreciated by approximately 10% against both the U.K. pound and the euro during a period where the company had significant net asset positions in these currencies. CryptoLogic has since moved substantially all of its cash and marketable securities into U.S. dollars, the company’s reporting currency, to minimize the reported impact of further currency market volatility. Operating expenses in Q3 2008 were favorably affected by reduced compensation costs, reduced costs recorded in connection with the company’s long-term incentive plan, and e-cash processing fees.

Earnings and Earnings per Diluted Share: Due to the reduced revenue and higher expenses noted above, the company recorded a loss for the quarter of $5.9 million, or $0.45 per fully diluted share. The increased loss was due primarily to the $4.2 million loss on foreign exchange recorded during the period, as well as increased operating, general and administrative costs, and decreased interest income in Q3 2008. The loss for the nine months ended September 30, 2008 was $6.8 million, or $0.50 per fully diluted share.

Balance Sheet and Cash Flow: CryptoLogic’s working capital at September 30, 2008 was $52.9 million or $3.82 per diluted share (June 30, 2008: $63.3 million or $4.54 per diluted share.). Net cash (comprised of cash, cash equivalents and short-term investments) was $48.7 million (June 30, 2008: $64.4 million). The decrease in working capital during the three and nine months ended September 30, 2008 is primarily due to purchases of capital assets, purchase of long term investments, primarily in Asia, shares repurchased under our normal course issuer bid and payments of dividends.

STRATEGIC UPDATE

On October 20, 2008, CryptoLogic announced a new strategy that features a change to its business model:

•

Casino licensing: Internet casino is by far CryptoLogic’s most profitable business, and the company expects significant revenue growth from this segment in 2009, thanks to the 10 new customers signed in 2008, and others to come. CryptoLogic will continue to sell customized casino solutions to both established and emerging gaming brands.

•

New channels for CryptoLogic games: With the highest-rated casino games on the market, CryptoLogic has found attractive opportunities selling its leading games to other top brands, such as 888.com and PartyGaming. These and other large global gaming sites offer significant revenue potential for 2009 and beyond.

•

Branded content: The company has been a pioneer in taking top entertainment brands - from legendary superheroes to world-famous video and casual games -- and converting them into highly popular and profitable casino products. CryptoLogic will focus and build on this expertise.

•	Poker partnership: CryptoLogic is outsourcing its poker network to increase liquidity and profitability for customers, while reducing the company’s own expenses substantially.
•	New markets: The company will continue to develop its business and manage its recent investments and new relationships in China, Korea, Russia and Singapore to achieve long-term growth.

OUTLOOK

2008 is proving to be a challenging year, due to the combination of a business slowdown and necessary transitions in the company’s management and business model.

However, CryptoLogic’s management remains cautiously optimistic for 2009, due to the company’s new business strategy, lower anticipated costs, recent and pending implementations of sites for new customers, and positive responses to the company’s newest branded casino games. In particular:

•

The company has recently launched games and sites for three new customers: sites for Maharajah and OPoker are live, and CryptoLogic games are now available on 888.com, one of the world’s most popular gaming sites.

•	In the fourth quarter, CryptoLogic is launching sites for Betjacks, GigaMedia and the Poker Channel.
•	In early 2009, the company will launch sites for BSkyB and Kurastica, and implement six of its most successful games on PartyGaming’s popular casino site.
•	The company has also released another suite of promising new branded games, including King Kong, which has received positive initial reviews from customers and players alike.
•	CryptoLogic continues to have an active pipeline of potential customers and branded gaming partners.

As a result, management is working toward a return to growth and profitability in 2009.

2008 Third Quarter Analyst Call

CryptoLogic’s CEO and CFO will report on the company’s Q3 earnings in a conference call scheduled for today at 8:30 a.m. Eastern time (1:30 p.m. GMT).

Local Dial-In Number:	1-416-695-6616
Toll Free North America:	1-877-677-0837
Toll-Free UK: Toll Free International:	00 800-6578-9898 (Country Code) 800-6578-9898

To participate, please call five to ten minutes prior to the 8:30 a.m. start of the teleconference. This conference call will be recorded and available for replay approximately one hour after the completion of the call, up until midnight (EST time) November 20, 2008. To listen to the replay, please dial 416-695-5800 or 1-800-408-3053, passcode 3272805#. A transcript of the call will also be made available on CryptoLogic’s website at www.cryptologic.com under Investor Information.

About CryptoLogic( (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that has been certified to strict standards similar to land-based gaming.

WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of CryptoLogic software and services to licensees that offer their games around the world to non-U.S. based players. For information on WagerLogic(, visit www.wagerlogic.com. CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

For more information, please contact:

CryptoLogic, 353 (0) 1 234 0415	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Daniel Tisch, ext 223 dtisch@argylecommunications.com
Karen Passmore, ext 228 kpassmore@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
Harry Chathli or Alexis Gore, +44 207 977 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this news release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

CRYPTOLOGIC LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars)

	As at	As at
	September 30,	December 31,
	2008	2007
	(unaudited)	(audited)

ASSETS
Current assets:
Cash and cash equivalents	$ 39,579	$ 55,428
Restricted cash	8,514	20,576
Security deposits	600	1,500
Accounts receivable and other	10,678	11,357
Prepaid expenses	10,780	8,312
	70,151	97,173

User funds held on deposit	16,843	22,317
Capital assets	26,959	25,802
Long term investments	7,721	5,326
Intangible assets	13,532	14,724
Goodwill	6,545	5,291
	141,751	170,633

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	17,077	24,154
Income taxes payable	142	4,820
	17,219	28,974

User funds held on deposit	16,843	22,317
Future income taxes	181	345
	34,243	51,636

Minority interest	9,063	9,691

Shareholders’ equity:
Share capital	33,469	33,407
Stock options	6,574	5,044
Retained earnings	58,402	70,855
	98,445	109,306

	$ 141,751	$ 170,633

CRYPTOLOGIC LIMITED

CONSOLIDATED STATEMENT OF EARNINGS AND COMPREHENSIVE INCOME

(In thousands of US dollars, except per share information)

(unaudited)

	For the three months		For the nine months
	ended September 30,		ended September 30,
Date	2008	2007	2008	2007

Revenue	$ 14,049	$ 17,503	$ 50,166	$ 53,309
Expenses
Operating	16,506	11,784	44,114	36,747
General and administrative	3,067	2,843	9,936	7,304
Reorganization	-	-	-	5,665
Finance	78	106	331	299
Amortization	1,519	1,714	4,426	4,840
	21,170	16,447	58,807	54,855

Earnings (loss) before undernoted	(7,121)	1,056	(8,641)	(1,546)
Interest income	443	1,322	2,061	4,703
Non operating income	-	-	102	-

Net earnings (loss) before income taxes and minority interest	(6,678)	2,378	(6,478)	3,157

Income taxes:
Current	(98)	(507)	582	299
Future	(298)	285	(152)	1,395
	(396)	(222)	430	1,694

Net earnings (loss) before minority interest	(6,282)	2,600	(6,908)	1,463

Minority interest	(396)	208	(138)	208

Net earnings (loss) and comprehensive income (loss)	$ (5,886)	$ 2,392	$ (6,770)	$1,255

Net earnings (loss) per common share
Basic	$ (0.45)	$ 0.19	$ (0.50)	$ 0.09
Diluted	$ (0.45)	$ 0.19	$ (0.50)	$ 0.09

CRYPTOLOGIC LIMITED
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(In thousands of US dollars)
(Unaudited)
	For the nine months ended
	September 30,
	2008	2007
Retained earnings, beginning of period	$ 70,855	$ 78,857
Earnings (loss)	(6,770)	1,255
Dividends paid, excluding those paid to CEC shareholders	(4,616)	(4,869)
Excess of purchase over stated value of repurchased common shares	(1,067)	─
Reduction due to minority interest in CEC	─	(7,121)
Retained earnings, end of period	$ 58,402	$ 68,122

CRYPTOLOGIC LIMITED

CONSOLIDATED STATEMENTS OF CASHFLOWS

(In thousands of US dollars)

(Unaudited)

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2008	2007	2008	2007
Cash flows from (used in):
Operating activities:
Net earnings (loss)	$ (5,886)	$ 2,392	$ (6,770)	$ 1,255
Adjustments to reconcile earnings to cash provided by (used in) operating activities:
Amortization	1,519	1,714	4,426	4,840
Unrealized (gain)/loss on forward contract	-	-	(120)	-
Future income taxes	(315)	285	(164)	1,395
Minority interest	(396)	208	(138)	208
Stock options	442	719	1,613	3,179
	(4,636)	5,318	(1,153)	10,877
Change in operating assets and liabilities:
Accounts receivable and other	2,458	(563)	679	(3,669)
Prepaid expenses	(1,984)	84	(2,391)	(1,293)
Accounts payable and accrued liabilities	(5,450)	2,751	(7,077)	(16,644)
Income taxes payable	(366)	(2,051)	(4,678)	(1,315)
	(9,978)	5,539	(14,620)	(12,044)

Financing activities:
Issue of capital stock, net	-	420	189	4,050
Repurchase of common shares	(626)	-	(1,365)	-
Dividends paid including those to CEC shareholders	(1,674)	(1,670)	(5,018)	(5,003)
	(2,300)	(1,250)	(6,194)	(953)

Investing activities:
Cash paid for Casino.co.uk	-	-	(1,254)	-
Cash paid for acquisition of Parbet.com	-	(6,256)	-	(18,028)
Purchase of capital assets	(3,039)	(3,829)	(4,348)	(11,524)
Purchase of other investments	(400)	(500)	(2,395)	(500)
(Increase) decrease in restricted cash	(2,914)	-	12,062	-
Decrease in security deposits	-	-	900	-
Proceeds from the sale of (cost of ) short term investments	-	31,000	-	26,000
	(6,353)	20,415	4,965	(4,052)

Increase (decrease) in cash and cash equivalents	(18,631)	24,704	(15,849)	(17,049)

Cash and cash equivalents, beginning of period	58,210	35,187	55,428	76,940

Cash and cash equivalents, end of period	$ 39,579	$ 59,891	$ 39,579	$ 59,891

Supplemental cash flow information:
Non cash portion of options exercised	$ -	$ 220	$ 83	$ 1,584